UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-36582

Altamira Therapeutics Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

FiveT Loan Amendment

On February 4, 2022, Altamira Therapeutics Ltd. (the “Company”) entered into a convertible loan agreement, as amended on January 26, 2023, March 9, 2023, March 23, 2023, March 27, 2023, April 3, 2023 and April 12, 2023 (the “FiveT Loan”), with FiveT Investment Management Ltd., or FiveT IM, an affiliate of FiveT Capital Holding Ltd., or FiveT, pursuant to which FiveT IM agreed to loan to the Company CHF 5,000,000, which loan bears interest at the rate of 10% per annum.

On April 13, 2023, the Company and FiveT IM entered into an amendment to the FiveT Loan (the “FiveT Loan Amendment”), which (i) amends to the conversion price of the FiveT Loan to a fixed price equal to the lower of (a) the mean daily trading volume weighted average price (“VWAP”) of the Company’s common shares, par value CHF 0.20 per share, on the Nasdaq Stock Market on the 20 trading days preceding the effective date of the FiveT Loan Amendment or (b) 90% of the VWAP on the effective date of the FiveT Loan Amendment, (ii) amends the beneficial ownership blocker to which FiveT is subject to 4.9% and (iii) removes the provision with respect to conversion upon a qualifying offering.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including the exhibits to this Report on Form 6-K, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-228121, 333-249347, 333-261127 and 333-264298) and Form S-8 (Registration Numbers 333-232735 and 333-252141) of Altamira Therapeutics Ltd. (formerly Auris Medical Holding Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Altamira Therapeutics Ltd.

Date: April 13, 2023	By:	/s/ Thomas Meyer
		Name:	Thomas Meyer
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Amendment No. 7 to Convertible Loan Agreement, dated April 13, 2023, between Altamira Therapeutics Ltd. and FiveT Investment Management Ltd.

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